Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

ADJUSTMENT TO EXERCISE PRICE OF EQUITY
LINKED SECURITIES AND CALL SPREAD

Reference is made to the announcements of MINISO Group Holding Limited (the “Company”, and together with its subsidiaries, the “Group”) dated January 7, 2025 in relation to the issuance of issue of equity linked securities and entry into the uppers strike warrant (the “Announcement”), April 24, 2025 in relation to the adjustment to exercise price of equity linked securities and call spread as a result of the declaration of a final dividend for the fiscal year ended December 31, 2024, and August 29, 2025 in relation to the adjustment to exercise price of equity linked securities and call spread as a result of the declaration of an interim dividend for the six months ended June 30, 2025, respectively. Capitalised terms used herein shall have the same meanings as those defined in the Announcement.

Further reference is made to the announcement of the Company dated March 31, 2026 in relation to the approval by the Board for the distribution of a final cash dividend in the amount of US$0.3764 per ADS or US$0.0941 per Share for the fiscal year ended December 31, 2025 (the “2025 Final Dividend”).

Adjustment to the Equity Linked Securities Exercise Price

Pursuant to adjustment provisions stipulated under the terms and conditions of the Equity Linked Securities, as a result of the declaration of the 2025 Final Dividend, the Equity Linked Securities Exercise Price will be adjusted from US$8.0314 (equivalent to HK$62.445) per Share, to US$7.8525 (equivalent to HK$61.050) per Share with effect from April 21, 2026, being the date immediately after the record date of the 2025 Final Dividend. The aggregate number of Cash Settled Shares that may be settled in cash upon exercise of the Equity Linked Securities has also been adjusted from 68,481,979 to 70,042,085 accordingly.

The adjusted Equity Linked Securities Exercise Price is above the benchmark price at the issuance of the Equity Linked Securities as set out under Rule 13.36(5) of the Hong Kong Listing Rules.

Adjustment to the Call Spread Exercise Price

Pursuant to the adjustment provisions stipulated under the terms and conditions of the Lower Strike Call and the Upper Strike Warrant respectively, as a result of the declaration of the 2025 Final Dividend, the following adjustments have been made with effect from April 21, 2026, being the date on which the Calculation Agents confirmed the relevant adjustments to be made:

(i)	Lower Strike Call: The Lower Strike Exercise Price, which is equivalent to the applicable Equity Linked Securities Exercise Price at the time of exercise, was adjusted from US$8.0314 (equivalent to HK$62.445) per Share originally, to US$7.8525 (equivalent to HK$61.050) per Share.

(ii)	Upper Strike Warrant:

(a)	The Upper Strike Exercise Price, originally at US$12.7340 (equivalent to HK$99.008) per Share, was adjusted to US$12.4503 (equivalent to HK$96.800) per Share; and

(b)	The maximum number of Upper Strike Shares that may be issued pursuant to the Upper Strike Warrant is adjusted from 68,481,979 Shares to 70,042,085 Shares.

The additional 1,560,106 Shares (the “Additional Shares”) will be allotted and issued pursuant to the 2024 General Mandate. The maximum number of Shares that can be issued by the Company under the 2024 General Mandate amounts to 82,483,236 Shares, being the aggregate of (a) 5% of the total issued Shares on the Company on June 20, 2024 (i.e. 62,964,128 Shares, which is equivalent to 5% of 1,259,282,577 Shares); and (b) the aggregate number of Shares repurchased by the Company between June 20, 2024 and the closing of the day prior to the annual general meeting dated June 12, 2025 (i.e. 19,519,108 Shares). The limit of the 2024 General Mandate is sufficient to cover the issue of the Additional Shares. An application will be made to the Hong Kong Stock Exchange for the listing of, and permission to deal in, such Additional Shares.

By order of the Board MINISO Group Holding Limited Mr. YE Guofu Executive Director and Chairman

Hong Kong, April 21, 2026

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

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